FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22nd, 2005	Alcatel
	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Teleconference today at
3:30 pm Paris time
Details at the end of this press
release

Press release

Alcatel and Microsoft create an industry-leading solution for IP Television

Collaboration agreement to accelerate innovation and adoption of Next-Generation
Television services by broadband service providers world-wide

Paris, France, and Redmond, Washington – February 22 2005 – Alcatel (Paris: CGEP.PA and NYSE: ALA) and Microsoft Corp. (Nasdaq: MSFT) today announced a global collaboration agreement designed to rapidly accelerate the availability of Internet Protocol Television (IPTV) services for broadband operators world-wide. Alcatel and Microsoft expect that this precedent-setting agreement between a leading provider of Triple Play (voice, data, video) solutions and a leading provider of software solutions will help expand the quickly-growing ecosystem of IPTV industry partners and enable telecommunication providers to take advantage of global economies of scale fueled by large-scale IPTV deployments planned across the globe.

As a result of this agreement, Alcatel and Microsoft will develop an integrated IPTV delivery solution. The integrated solution builds upon Alcatel’s leadership in broadband, IP networking, development, and integration of end-to-end multimedia and video solutions, and Microsoft’s leadership in TV software solutions and connected-entertainment experiences across consumer devices. The Alcatel/Microsoft® integrated solution can help IPTV service providers reduce deployment costs and shorten time-to-market for IPTV services as they transition to mass-market deployments of IPTV.

Alcatel and Microsoft believe that consumers around the world can benefit from receiving unique, personalized services through multiple devices, including the television. On-demand video streaming applications, interactive TV, video and voice communications, photo, music and home video sharing, and online gaming, all delivered seamlessly, are just a few examples of the services that consumers could receive through their multimedia-connected home networks.

As part of the agreement, the two companies plan to pursue a series of joint initiatives, including:

•	Developing and customizing new applications to meet the unique needs of different cultures and markets around the world,
•	Enhancing application and network resilience for better reliability in large-scale deployments,
•	Integration of content, security and digital rights management to ensure secure delivery of high-quality content, to and throughout the home,
•	Managing quality of service through intelligent video packet handling, and
•	End-to-end integration of management systems for the application platforms and all components of the network including the home network.

“We are excited to cooperate with Microsoft and benefit from its leadership in TV software delivery platforms and innovative consumer experiences delivered across devices in the multimedia-connected home,” said Serge Tchuruk, Chairman and Chief Executive Officer of Alcatel. “We are committed to integrate the current Alcatel video solutions with Microsoft TV IPTV Edition, resulting in a market-leading integrated offering.”

“Alcatel’s deep understanding of broadband service providers and leadership in broadband solutions and integration make it a natural partner for us. Aligning our efforts will give customers an unmatched network-access, software-delivery and systems-integration solution,” said Steve Ballmer, Microsoft’s chief executive officer. “Together, Alcatel and Microsoft will usher in a new generation of exciting entertainment, information and communication services, enabled by the marriage of powerful broadband networks and advanced software.”

Please use the phone numbers below to join a teleconference about the announcement today at 3:30 PM Paris time:

To call from the US	888 428 4472
International dial in	+ 1 612 288-0340

Assistance is available throughout the teleconference meeting. To request a specialist, press star, then zero.

Digitized replay:
Scheduled to begin on the 22nd of February 2005 at 7:00 pm Paris time until the 3rd of August 2005 at 11:59 pm
Paris time.
To access the replay

From the US	(800) 475-6701
International	+ 1 320 365-3844
Access code 771612

About the Microsoft TV Platform
The Microsoft TV platform is a family of software solutions that help network operators create and deliver new digital TV services that delight consumers. Designed to help cable providers and telecommunications companies derive more value from their digital video and network infrastructure investments, the Microsoft TV family supports a full range of services including interactive program guides, digital video recording, high-definition TV, on-demand programming and Internet Protocol TV (IPTV) services. The Microsoft TV platform works across a full range of set-top boxes and TV devices. More information about Microsoft TV can be found at http://www.microsoft.com/tv.

About Alcatel’s Triple Play Solutions
Alcatel’s User Centric Broadband Solutions deliver both Triple Play applications for the consumer market and managed communications applications for the business market. The Triple Play solution leverages the universal broadband access, specifically designed to support wire-speed triple play, the service aware edge and the service delivery platform, based on the Open Media Suite. In addition, Alcatel assists service providers with professional services such as service package design, application customization to the local needs and integrating components from the world’s most extensive ecosystem of industrial partners covering all aspects of a service delivery chain from content supplier to consumers.

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential. Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Microsoft Press Contacts
U.S.: Microsoft TV Team	Tel: +1 (425) 452-5400	mstv@webershandwick.com
Weber Shandwick Worldwide
Europe: Microsoft TV Team	Tel: +44 (20) 7025 6500	microsoftemeatvteam@redconsultancy.com
RED Consultancy

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.
For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel: +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel: +33 (0)1 40 76 50 84	mark.burnworth@alcatel.com
Charlie Guyer / North America	Tel: +1 978 257 3490	charlie.guyer@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com